SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

PEROT SYSTEMS CORPORATION
(Name of Subject Company)

PEROT SYSTEMS CORPORATION
(Name of Person Filing Statement)

CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
714265105
(CUSIP Number of Class of Securities)
THOMAS D. WILLIAMS
VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
PEROT SYSTEMS CORPORATION
2300 West Plano Parkway
Plano, Texas 75075
(972) 577-0000
(Name, Address and Telephone Number of Person Authorized to
Receive Notice and Communications on Behalf of the Person(s) Filing Statement)
With copies to:
JOHN W. MARTIN
SOREN LINDSTROM
BAKER BOTTS L.L.P.
2001 Ross Avenue, Suite 800
Dallas, Texas 75201
(214) 953-6500
☑     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The following documents relating to the proposed acquisition of Perot Systems Corporation by Dell Inc. are attached:
1.	Joint Press release issued by Perot Systems Corporation and Dell Inc., dated September 21, 2009

2.	Joint Audiocast to Employees

3.	Emails from Chief Executive Officer and Chief Operating Officer to Executives and Employees

4.	Perot Systems Associates’ Internal Video, with Perot Systems and Dell Chairs

5.	Calls by Chief Executive Officer and Chief Financial Officer to Global 500 Senior Leadership Team

6.	Dell Town Hall Comments by Perot Systems Chairman and Chief Executive Officer

7.	Perot Systems Chief Executive Officer Comments for APAC, China & ME

8.	Perot Systems Letter to Clients without C/Es

9.	Perot Systems Client Calls

1.	JOINT PRESS RELEASE ISSUED BY PEROT SYSTEMS CORPORATION AND DELL INC., DATED SEPTEMBER 21, 2009
DELL TO ACQUIRE PEROT SYSTEMS FOR $3.9 BILLION,
CREATING COMPREHENSIVE, CUSTOMER-FOCUSED IT-SOLUTIONS COMPANY
•	Complementary Strengths Enhance Dell’s IT Services Portfolio, Perot Systems’ Global Reach

•	Companies Together Represent $8 Billion in Services Revenue

•	Acquisition Expected to Be Accretive to GAAP Earnings in Fiscal 2012
ROUND ROCK and PLANO, Texas, Sept. 21, 2009 —Dell and Perot Systems have entered a definitive agreement for Dell to acquire Perot Systems in a transaction valued at approximately $3.9 billion. Terms of the agreement were approved yesterday by the boards of directors of both companies.
The acquisition will result in a compelling combination of two iconic information-technology brands. The expanded Dell will be even better positioned for immediate and long-term growth and efficiency driven by:
•	Providing a broader range of IT services and solutions and optimizing how they’re delivered

•	Extending the reach of Perot Systems’ capabilities, including in the most dynamic customer segments, around the world, and

•	Supplying leading Dell computer systems to even more Perot Systems customers.
Complementary Capabilities
Dell and Perot Systems share several key characteristics and our products, services and structures are overwhelmingly complementary. They have similarly strong, relationship-based business cultures. People in both organizations are recognized for helping customers thrive by using IT for greater effectiveness and productivity. The combination also provides some compelling opportunities for improved efficiency, which will benefit our customers even further.
Dell’s global commercial customer base spans large corporations, government agencies, health-care providers, educational institutions, and small and medium enterprises (SME). The company’s large existing services business includes breakthroughs in the concept and delivery of modular services, as well as expertise in infrastructure consulting and software-as-a-service. Dell is a leader in computer systems, including standards-based network servers, and in the fast-growing segment of data-storage hardware.
Perot Systems provides world-class services, including in applications, technology, infrastructure, business processes and consulting. The company is a leading provider to clients in health-care, government and other commercial segments, from SMEs to the largest global institutions. Perot Systems has a large and growing base of customers and service-delivery capabilities in North America; Europe, the Middle East and Africa; and Asia.
Over the past four quarters Dell and Perot Systems had a combined $16 billion in enterprise-hardware and IT-services revenue, with about $8 billion from enhanced services and support.

Tender Offer, Closing and Initial Integration
Under the terms of the agreement, Dell will commence a tender offer to acquire all of the outstanding Class A common stock of Perot Systems for $30 per share in cash. The transaction is not subject to a financing condition. The transaction, which is subject to customary government approvals and the satisfaction of other customary conditions, is expected to close in Dell’s November-January fiscal quarter.
Once the acquisition is complete, Perot Systems will become Dell’s services unit and be led from Plano by Peter Altabef, the current Perot Systems chief executive officer. At the same time, Dell directors are expected to consider Ross Perot Jr., Perot Systems’ chairman of the board, for appointment to the Dell board. Based on current estimates, the transaction is expected to be accretive to Dell’s GAAP earnings in its fiscal 2012.
To hear a related analysts call with Dell and Perot Systems executives (“live” at 8:30 A.M. EDT today, then later via replay), go to www.dell.com/investor.
Quotes:
Michael Dell, Chairman of the Board and Chief Executive Officer, Dell: “We consider Perot Systems to be a premium asset with great people that enhances our opportunities for immediate and long-term growth. This significantly expands Dell’s enterprise-solutions capabilities and makes Perot Systems’ strengths available to even more customers around the world. There will be efficiencies from combining the companies, but the acquisition makes such great sense because of the obvious ways our businesses complement each other.”
Ross Perot Jr., Chairman of the Board, Perot Systems: “This transaction represents a great opportunity for our company and our associates. Today’s announcement is the next step in formalizing a relationship that has flourished for some time. When my father founded Perot Systems he envisioned a global information-technology leader. The new, larger Dell builds on that promise and its own successes by taking Perot Systems’ expertise to more customers than ever.”
About DELL
Dell Inc. (NASDAQ: DELL) listens to customers and delivers innovative technology and services they need and value. For more information, visit www.dell.com. Investors wishing to communicate directly with Dell may go to www.dell.com/dellshares.
About Perot Systems
Perot Systems Corporation (NYSE: PER) is a worldwide provider of information technology services and business solutions. Through its flexible and collaborative approach, Perot Systems integrates expertise from across the company to deliver custom solutions that enable clients to accelerate growth, streamline operations and create new levels of customer value. Headquartered in Plano, Texas, Perot Systems reported 2008 revenue of $2.8 billion. The company has more than 23,000 associates located in the Americas, Europe, Middle East and Asia Pacific. Additional information on Perot Systems is available at www.perotsystems.com.
Special Note:
The planned tender offer described in this release has not yet commenced. The description contained in this release is not an offer to buy or the solicitation of an offer to sell securities. At the time the planned tender offer is commenced, Dell will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), and Perot Systems will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the planned tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before making any decision to tender securities in the planned tender offer. Those materials will be made available to Perot System’s stockholders at no expense to them. In addition, all of those materials (and all other tender offer documents filed with the SEC) will be made available at no charge on the SEC’s website: www.sec.gov.
Statements in this release that relate to future results and events are forward-looking statements based on Dell’s and Perot Systems’ current expectations, respectively. Actual results and events in future periods may differ materially from those expressed or implied by these forward-looking statements because of a number of risks, uncertainties and other factors. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including the expected benefits and costs of the transaction; management plans relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction; any statements of the plans, strategies and objectives of management for future operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected; that the transaction may not be timely completed, if at all; that, prior to the completion of the transaction, Perot Systems’ business may experience disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, licensees, other business partners or governmental entities; that the parties are unable to successfully implement integration strategies; and other risks that are described in Dell’s and Perot Systems’ Securities and Exchange Commission reports, including but not limited to the risks described in Dell’s Annual Report on Form 10-K for its fiscal year ended January 30, 2009 and Perot Systems’ Annual Report on Form 10-K for the fiscal year ended December 31, 2008. Dell and Perot Systems assume no obligation and do not intend to update these forward-looking statements.
DELL is a trademark of DELL Inc.
Perot Systems is a trademark of Perot Systems Corp.
Dell disclaims any proprietary interest in the marks and names of others.

Contact Information
Media Contacts:
David Frink	Dell	(512) 728-2678	david_frink@dell.com
Jess Blackburn	Dell	(512) 728-8295	jess_blackburn@dell.com
Marvin Singleton	Perot Systems	(972) 577-5881	marvin.singleton@ps.net
Investor Relations Contacts:
Robert Williams	Dell	(512) 728-7570	robert_williams@dell.com
Shep Dunlap	Dell	(512) 723-0341	shep_dunlap@dell.com
John Lyon	Perot Systems	(972) 577-6132	john.lyon@ps.net

2.	JOINT SYSTEMS AUDIOCAST TO EMPLOYEES

Audience:	Dell/Perot Systems Associates

Channel:	Audiocast

From:	MSD & HRPJ

Timing:	6:15 am CT/companion to global employee emails
     MSD REMARKS
•	Today is an important and exciting day in Dell’s innovative history.

•	We have announced a plan to acquire Perot Systems, a company that, like our own, has made a notable mark on IT.

•	Ross Perot started Perot Systems in 1988 with a focus on the customer and an ability to develop and deliver world-class services.

•	This acquisition is right on target with our strategic plan. It combines our great products and services with Perot Systems’ very complementary services capabilities, and should provide opportunities for immediate and long-term growth.

•	This is a great move for our customers, for both companies, and for our passionate, committed people.

•	I’m sitting next to a couple of those people right now: Ross Perot, the founder of Perot Systems, and Ross Perot Jr., the company’s chairman of the board.

•	Ross, this is terrific news.
     HRPJ REMARKS
•	This really is an amazing day, Michael.

•	The Perot Systems team has built a great company from the ground up.

•	We take special satisfaction that Dell recognizes our accomplishments.

•	Now we’re formalizing a relationship that’s been growing in size and significance.

•	The new, larger Dell will be very special, built on our success and yours, and taking Perot Systems’ expertise to more customers than ever.

•	To our Perot Systems associates, I’d like to say that this transaction creates new opportunity, both for us as a company as we pursue an even more ambitious international strategy, and for all of you individually.

•	And to Dell, I’m excited about the potential that this combination creates, look forward to joining the Dell board and am excited to bring these great companies together.

•	Dad, I know you share my excitement.
     HRP REMARKS
•	That’s right Ross, I am proud to be associated with Michael and his great company.

•	Perot Systems and Dell share an entrepreneurial spirit — Dell was started in a dormitory room, ours began around my kitchen table.

•	Today we are both strong, global companies. Together we have the opportunity to offer our clients more services and solutions than ever.

•	I think the sky will be the limit for this new company.

     MSD CLOSING REMARKS
•	Mr. Perot and Ross, we look forward to formally welcoming you to the Dell family when this transaction closes in several weeks.

•	When that’s done, I know our teams will work well together, combining strengths and learning from one another.

•	Together, we’ll create a breakthrough, next-generation services model that will benefit customers around the world.

•	It will be a great journey — and a lot of fun!
Special Note:
The planned tender offer described in this document has not yet commenced. The description contained in this document is not an offer to buy or the solicitation of an offer to sell securities. At the time the planned tender offer is commenced, Dell will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), and Perot Systems will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the planned tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before making any decision to tender securities in the planned tender offer. Those materials will be made available to Perot System’s stockholders at no expense to them. In addition, all of those materials (and all other tender offer documents filed with the SEC) will be made available at no charge on the SEC’s website: www.sec.gov.
Statements in this document that relate to future results and events are forward-looking statements based on Dell’s and Perot Systems’ current expectations, respectively. Actual results and events in future periods may differ materially from those expressed or implied by these forward-looking statements because of a number of risks, uncertainties and other factors. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including the expected benefits and costs of the transaction; management plans relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction; any statements of the plans, strategies and objectives of management for future operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected; that the transaction may not be timely completed, if at all; that, prior to the completion of the transaction, Perot Systems’ business may experience disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, licensees, other business partners or governmental entities; that the parties are unable to successfully implement integration strategies; and other risks that are described in Dell’s and Perot Systems’ Securities and Exchange Commission reports, including but not limited to the risks described in Dell’s Annual Report on Form 10-K for its fiscal year ended January 30, 2009 and Perot Systems’ Annual Report on Form 10-K for the fiscal year ended December 31, 2008. Dell and Perot Systems assume no obligation and do not intend to update these forward-looking statements.

3.	EMAILS FROM CHIEF EXECUTIVE OFFICER AND CHIEF OPERATING OFFICER TO EXECUTIVES AND EMPLOYEES
6:05 AM PETER ALTABEF TO G500 EMAIL
Dear Perot Systems Executive,
Throughout our 21 years of Perot Systems, we have shared many experiences, decisions and opportunities along the path that has taken us to where we are today. Along with our values and culture, one of our driving forces is the entrepreneurial spirit instilled in us by Mr. Perot. We have made many choices — our expansion into Europe one year after we started this company and into India in 1996, just to name a few — that have helped us become the industry standard in information technology services.
Now we are about to launch a new phase in that journey. I am pleased to announce that our company has signed an agreement to be acquired by Dell, a company that shares our vision and drive. Together, the two companies will form a worldwide leader in the technology industry.
The combination of both companies, which is expected to be completed later this year, will result in a more effective global provider of services across a broad range of industries, offering a full range of advanced solutions and expanded service and consulting capabilities. We will then be a Fortune 30 company.
We all understand that there will be some changes as we go forward. It is our responsibility as leaders to guide Perot Systems through these changes and realize the potential that Dell will provide, including great career opportunities for our associates
Perot Systems will continue to be led by me and our senior leadership team, and I will continue to operate out of our Plano offices. RPJ will join the Dell board.
I see this move as two strong companies, both financially and operationally, aligning complementary strengths to enhance our growth and capabilities. This acquisition will bring new opportunities to expand sales, geography, domain knowledge and services — it accelerates and expands our ability to grow in more ways than ever before.
I want to thank you for your leadership in building this company and putting it into a position to take advantage of this great opportunity.
Now, your leadership and experience will be called upon to reassure our associates and clients that we are as dedicated as ever to providing the same quality of products and services that everyone has come to expect of Perot Systems, and to position us for expanded growth ahead.
As always, our continued commitment to you is transparent and timely communication, and I look forward to future success as we guide Perot Systems into a new chapter of our story.
PA

COO TO G500/CEs EMAIL
Following up on this morning’s announcement about Perot Systems being acquired by Dell, I want to share with you our plan for contacting one of our key stakeholders — our clients.
We think this transaction is good news both for Perot Systems and our clients, and it’s important that our clients understand that.
Each business unit leader has developed a detailed communication plan for reaching out to the clients. But in general, you can reassure all of our clients by making these key points:
•	Perot Systems’ success as a business rests on the strength of relationships we have with our clients. We know that, and Dell knows that. We’re here to help our clients meet their business challenges and we will continue to do that. Dell will entrust Perot Systems to be a platform for carrying out its own strategy for growth. We consider that a big vote of confidence in what you do for our clients.

•	Dell has a worldwide reputation for business excellence and it is net debt free, as is Perot Systems, reflecting the enormous financial strengths of both companies even in these economically stressed times.

•	Perot Systems will join the Dell family of companies, but Perot Systems will retain its ability to offer each client the combination of products and services that best suits their needs. In fact, Perot Systems will continue to operate from its offices in Plano. Our CEO, Peter Altabef, will retain continue to lead Perot Systems, and Ross will join the Dell board upon closing.

•	We hope to close by the end of the year. In the weeks to come, we’ll have more detailed information about what this will mean for our clients — but we expect, in general, that the range of services and products we can offer them will begin to expand once Perot Systems becomes a part of Dell.
Finally, we should emphasize to our clients that we’re excited about joining Dell because we think it will mean that we can do more for them. And we will.

PA TO ALL ASSOCIATES EMAIL
Dear Perot Systems Associate,
Throughout our 21 years of Perot Systems, we have shared many experiences and opportunities. Along with our values and culture, one of our driving forces is the entrepreneurial spirit instilled in us by Mr. Perot. Those values, culture and spirit have helped us become an industry leader.
With our history of success in mind, I am pleased to announce that our company has signed an agreement to be acquired by Dell, a company that shares our vision and drive. Together, the two companies will form a worldwide leader in the technology industry.
The combination of our companies will result in a more effective global provider of services across a broad range of industries, offering a full array of advanced solutions and expanded service and consulting capabilities. We will now be a Fortune 30 company.
Today, Dell is organized in four business units. The acquisition of Perot Systems by Dell will create a fifth client-facing business unit that will to be led by me, out of our Plano facilities, reporting directly to Michael Dell. In addition, Ross will join the Dell board of directors. Our senior leadership team will continue to lead our business.
This combination will create a larger enterprise services business that will provide our existing clients access to the same exceptional level of service, with the additional scale and depth of Dell’s world-class hardware products, global platform and complementary I.T. services. We will continue to use both Dell and non-Dell products.
Our associates will have more client-facing opportunities as Perot Systems services will now be offered in new geographies and extended into new industries.
I want to emphasize that we and Dell see our combination primarily as an alignment of complementary strengths that will allow us to offer more services and reach more clients around the world. Collectively, we will need your support to accomplish those goals.
We are committed to open and frequent communication and keeping you informed about the progress of the transaction. There will be additional emails very soon about a dedicated TRAIN site as well as the process by which each of you can submit questions about the transaction. We will be hosting two events later today for our all of our Associates to hear directly from some of the key people involved.
At 10 am (CDT) this morning, we will be holding a Town Hall in the Plano cafeteria. The individuals who will be speaking include Mr. Perot, Ross, Michael Dell, Chairman and CEO of Dell and me.
We have made arrangements for the audio portion of the Town Hall to be available through a conference call number for our Americas and EMEA associate teams. We will publish that number prior to the Town Hall meeting via email.
For our APAC and China associates, we will also host a conference call later this evening at 11:30 pm (CDT). We will publish the dial-in information later today. For our evening conference call, we will replay the presentations by Mr. Perot, Ross, Michael Dell and me but also feature additional content.
The audio portion of the morning Town Hall event on the Plano campus will be available as soon as possible on TRAIN site.
Even though we will keep you informed throughout the process, I would like to emphasize that we need to operate very much in a business-as-usual manner, both before the transaction is closed—which we expect by the end of the year and maybe as soon as November—and afterwards. Our focus is always to deliver superior services to our clients, and then everything else pretty much takes care of itself. That focus should continue.
I want to say thank you and recognize the great work that you all have done. I look forward to the future success of our team as we begin this new chapter.
PA
Special Note:
The description contained in this email is neither an offer to purchase nor a solicitation of an offer to sell securities. The planned tender offer described in this email has not commenced. At the time the planned tender offer is commenced, Dell will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), and Perot Systems will file a solicitation/recommendation statement on Schedule 14D-9, with respect to the planned tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before making any decision to tender securities in the planned tender offer. Those materials will be made available to Perot Systems’ stockholders at no expense to them. In addition, all of those materials (and all other tender offer documents filed with the SEC) will be made available at no charge on the SEC’s website: www.sec.gov.
Forward-looking Statements:
Statements in this email that relate to future results and events are forward-looking statements based on Perot Systems’ current expectations. Actual results and events in future periods may differ materially from those expressed or implied by these forward-looking statements because of a number of risks, uncertainties and other factors. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; statements regarding the ability to complete the transaction considering the various closing conditions; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Investors and stockholders are cautioned not to place undue reliance on these forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of Perot Systems’ stockholders will tender their stock in the offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, licensees, other business partners or governmental entities; other business effects, including the effects of industry, economic or political conditions outside of Perot Systems’ control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in documents filed with the Securities and Exchange Commission by Perot Systems, including the Solicitation/Recommendation Statement to be filed by Perot Systems. Perot Systems assumes no obligation and does not intend to update these forward-looking statements.

4.	PEROT SYSTEMS ASSOCIATES’ INTERNAL VIDEO, WITH PEROT SYSTEMS AND DELL CHAIRS:
RPJ: I’m RPJ and I’m here with Michael Dell, the chairman of Dell Inc. I’m sure most of you by now have heard that Perot Systems has agreed to be purchased by Dell Inc.
We want to tell you more about this important event for both our companies and why we’re excited about it.
My friend Michael started his company in 1984 and built it into an international technology leader that has annual revenues of about $60 billion and has about 76,000 associates.
MD: Thank you, Ross. I welcome this opportunity to introduce myself to Perot Systems associates. I’m looking forward to having you join the Dell family. We decided to acquire Perot Systems because it’s a great fit for our strategic growth plan. Similarly, we think Dell can create new opportunities for growth at Perot Systems. And our history of working together has proven the companies match up well in their dedication to client service and entrepreneurial spirit.
RPJ: I strongly believe this is the right move for Perot Systems, as well as Dell. It’s a huge step toward future growth, and I’m confident we will prosper as a Dell company. I’ll be joining the Dell board, and our senior leadership will continue to be at the Plano campus.
MD: Dell and Perot Systems have worked together well before. Just this year, in April, we signed a strategic alliance to help health service providers reduce costs and improve patient care.
And of course everyone in this business knows what the Perot Systems name — father, son and this company — means when it comes to a reputation for excellence and success.
We’re proud of Dell’s excellence and success too, and I look forward to having you join us as we expand our range of services and extend our reach around the world. We’re counting on you and your outstanding work.
Special Note:
The description contained in this document is neither an offer to purchase nor a solicitation of an offer to sell securities. The planned tender offer described in this document has not commenced. At the time the planned tender offer is commenced, Dell will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), and Perot Systems will file a solicitation/recommendation statement on Schedule 14D-9, with respect to the planned tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before making any decision to tender securities in the planned tender offer. Those materials will be made available to Perot Systems’ stockholders at no expense to them. In

1

addition, all of those materials (and all other tender offer documents filed with the SEC) will be made available at no charge on the SEC’s website: www.sec.gov.
Forward-looking Statements:
Statements in this document that relate to future results and events are forward-looking statements based on Perot Systems’ current expectations. Actual results and events in future periods may differ materially from those expressed or implied by these forward-looking statements because of a number of risks, uncertainties and other factors. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; statements regarding the ability to complete the transaction considering the various closing conditions; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Investors and stockholders are cautioned not to place undue reliance on these forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of Perot Systems’ stockholders will tender their stock in the offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, licensees, other business partners or governmental entities; other business effects, including the effects of industry, economic or political conditions outside of Perot Systems’ control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in documents filed with the Securities and Exchange Commission by Perot Systems, including the Solicitation/Recommendation Statement to be filed by Perot Systems. Perot Systems assumes no obligation and does not intend to update these forward-looking statements.

2

5.	CALLS BY CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER TO GLOBAL 500 SENIOR LEADERSHIP TEAM
G500 CALL SCRIPT FOR PA:
•	As you all already know, the board of Perot Systems has agreed to an acquisition of the company by Dell. Naturally, I’m sure you want to know what this means for you, our associates and our clients — and I’d like to take this opportunity to share some more information.

•	Throughout our 21 years of Perot Systems, we have shared experiences and opportunities that have made us the industry standard we are today. Our leadership has always made decisions that account for the best interests of our associates and clients, and we will operate from our Plano campus.

•	I see this move as two strong companies, both financially and operationally, aligning their complementary strengths to enhance our growth and expand our capabilities.

•	This transaction will bring us new opportunities to expand sales, geography, domain knowledge and services — it accelerates and expands our ability to grow in more ways than ever before.

•	We have made all of our associates aware of the news of this transaction earlier this morning, and we plan to host a Town Hall meeting at the Plano cafeteria to share more information about this change at 10 am CDT. This call will be open to all associates. We will send out the dial-in information shortly before the Town Hall begins via email.

•	Perot Systems and Dell expect to complete this deal by the end of the year. Many of the important aspects of our company and culture will remain the same. Ross will join the Dell board, I will continue to lead our company, and Perot Systems’ senior leadership and reporting structure will remain largely intact.

•	One of our driving forces is the entrepreneurial spirit instilled in us by Mr. Perot. I am pleased that we are being acquired by another technology company that shares our vision and drive.

•	We all understand that there will be some changes as we go forward — some of which we are aware of and others that we will work through as they arise. It is our responsibility as leaders to guide Perot Systems through these changes and realize the potential that Dell will provide.

•	We are committed to transparent and timely communication about the status of the transaction and the details of the transition. We will provide you with the information you need to guide our associates and continue to meet our clients’

1

needs — we will post the release and announcement materials on our TRAIN site; we will provide communication plans to each of our business units; and we will give you what you need to guide each and every one of our client teams.
•	I want to take a moment to say thank you for what you have contributed to help Perot Systems become the leader it is today, and each of you should be proud of what we have accomplished together.

•	This is a time your leadership and experience will be called upon to help reassure our associates and clients that we are as dedicated as ever to providing the same quality of products and services that everyone has come to expect of Perot Systems. I look forward to working together as we guide Perot Systems to more success in the future.

2

9 AM G500 CALL SCRIPT FOR RF
I want to reinforce what Peter said — this transaction represents two thriving companies that share a strategic vision and offer complementary pieces for each other. This combination provides existing clients access to a more complete suite of IT services solutions, with a diversified services offering.
Perot Systems provides Dell the ability to grow in the application and information services space, while also assuming industry-leading positions in areas like health care, government service and key client relationships in the financial services and commercial sectors.
What Dell provides to Perot Systems:
•	Dell does business with every Fortune 100 company, which includes:

•	The top 10 U.S. companies

•	The top 5 commercial banks

•	The top 6 internet service providers
Commitments to G500 and associates:
•	Will be up front with what we know and what details we don’t.

•	Will communicate as much as possible.

•	But, due to the regulatory and legal challenges associated with a transaction of this nature, we will be disciplined with our communications during the next 90 days. Anything we issue, either internal or external, has to be filed with SEC.
Reiterate the communications so far-
1. First email to G500
2. First email to All Associates with conference call information for 10 am (CDT) Plano town hall and 11:30 pm (CDT) ME/APAC/China conference call.
          — Encourage teams to participate
          — Encourage teams to visit TRAIN for updated information
3. Second email to G500 included talking points for conversations with clients and customizable letter to send when appropriate.
We need to reassure our associates the following:
•	This transaction represents the combination of two successful companies that share a strategic vision and offer complementary services.

•	Associates will have more client-facing opportunities in new geographies and industries.

•	Associates who own Perot Systems shares will have their holdings purchased at a premium.
We need to communicate with our clients:

3

•	The combination of these companies’ complementary services and expanded offerings provides clients and prospects an expanded global growth platform.

•	Perot Systems will continue to provide software and hardware solutions to meet client’s best interest without any changes in service.
Closing
Special Note:
The description contained in this document is neither an offer to purchase nor a solicitation of an offer to sell securities. The planned tender offer described in this document has not commenced. At the time the planned tender offer is commenced, Dell will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), and Perot Systems will file a solicitation/recommendation statement on Schedule 14D-9, with respect to the planned tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before making any decision to tender securities in the planned tender offer. Those materials will be made available to Perot Systems’ stockholders at no expense to them. In addition, all of those materials (and all other tender offer documents filed with the SEC) will be made available at no charge on the SEC’s website: www.sec.gov.
Forward-looking Statements:
Statements in this document that relate to future results and events are forward-looking statements based on Perot Systems’ current expectations. Actual results and events in future periods may differ materially from those expressed or implied by these forward-looking statements because of a number of risks, uncertainties and other factors. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; statements regarding the ability to complete the transaction considering the various closing conditions; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Investors and stockholders are cautioned not to place undue reliance on these forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of Perot Systems’ stockholders will tender their stock in the offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, licensees, other business partners or governmental entities; other business effects, including the effects of industry, economic or political conditions outside of Perot Systems’ control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in documents filed with the Securities and Exchange Commission by Perot Systems, including the Solicitation/Recommendation Statement to be filed by Perot Systems. Perot Systems assumes no obligation and does not intend to update these forward-looking statements.

4

6.	DELL TOWN HALL COMMENTS BY PEROT SYSTEMS CHAIRMAN AND CHIEF EXECUTIVE OFFICER
PEROT SYSTEMS CEO REMARKS AT DELL TOWN HALL
Thank you, Michael, for your introduction.
And I want to thank all of you for your warm welcome as the Perot Systems team takes the next step in joining this great enterprise at Dell.
As our two companies have worked together over the past several years, we have seen first-hand how you back up your reputation for business excellence with performance.
One of the great satisfactions for those of us at Perot Systems has been the knowledge that we were at a company founded and built by an entrepreneurial legend, Ross Perot Sr. So it gives us particular pleasure to know we will now join a company that was founded by another entrepreneurial business legend, Michael Dell.
I’m excited about our 23,000 associates around the world joining you in this endeavor. Together and united, we’ll all be in a great position to help propel Dell to new growth around the world.
I’d like to tell you more about Perot Systems and the range of services we provide. About 40 percent of our revenue comes from consulting and applications services; about a third from infrastructure services and about a quarter from Business Process services. We are active in government, commercial and healthcare sectors. Approximately 75 percent of our revenue is in the commercial sector, which includes healthcare, manufacturing, consumer and financial services, and the remaining 25 percent comes from the government sector.
We’re extremely proud of the quality of our work, and our associates have been recognized for their efforts. As examples, we have been honored for the past four years with Outsourcing Excellence Awards and Gartner has named us a Leader in Magic Quadrant for Desktop Outsourcing Services and for Help Desk Services.
We see enormous growth potential for Dell and for Perot Systems as a Dell company. This is a great opportunity to build something new with all of you, and there are opportunities for us both as a Dell company and as team members. One of the foundational values of Perot Systems is to attract, develop and recognize outstanding associates, and that we would care for them and their families. We uphold that core value today, and we know Dell does the same.
As a result, I know we’ll achieve great things together.
Again, thank you.

1

REMARKS FOR RPJ AT DELL TOWN HALL
Thank you, Michael, for that warm introduction.
Today, we’re uniting two fine companies — one founded in a dorm room, the other around a kitchen table. Both were launched in Texas and named after inspirational leaders.
Let me explain just why it makes business sense for Dell and Perot Systems to unite. Technology companies like ours are competing in a tough business environment, and it increasingly favors integrators that can bring together diverse technology services — the application solutions, infrastructure services, business process outsourcing and the expertise to put them together and then apply that knowledge to an enormous variety of businesses uses around the world.
Dell knows that too, and in its drive to expand beyond its already phenomenally successful hardware business, it started looking for a company with that kind of deep domain expertise for integrating information technology services.
Our two companies have common values and a shared entrepreneurial spirit. You know so well how your company got its start in a University of Texas dorm room. We didn’t get our start in a dorm room, but I’m proud to say that Perot Systems got its start in 1988 with a small group sitting at my parents’ kitchen table.
We didn’t write a business plan at first. Instead, we first focused on the values and principles we wanted to operate by and those same values have guided us ever since.
You know, this is a big moment for our entire family. We’ve built companies that operated around the world, but our boots have always been planted in Texas.
Frankly, it makes us feel good that Dell is a Texas-based, high-tech company founded by a great Texan, Michael Dell. You might say he’s a quieter sort than Dad, but I think it’s safe to say Michael knows how to think big and achieve great things, for his company and for customers. And now he’s enlisting our support to push forward.
I also want to take a note of an old family friend, Tom Luce, someone who Dad has relied upon for decades to provide sound advice. You know Tom, too, as a member of the Dell board.
And I want also to single out another old friend, Don Carty. He’s your former CFO and also a Dell board member. I’ve known Don for many years, and when he was at American Airlines he was a great client of ours.
As you can see, Dell and Perot Systems are not strangers to one another.
Michael and I first began talking about working together some time ago. We developed solutions to information technology problems that were well received by clients. This year, for example, we formed a strategic alliance to help health service professionals provide better medical service and lower costs. Those experiences eventually led us to start talking about how we could multiply the strengths of both companies if they were united. The products and services of Perot Systems and Dell complement each other, making our combined companies more valuable to our customers, our associates and our shareholders.

2

I look forward to joining Dell’s board and see Perot Systems grow under its direction.
As a symbol of just how proud and delighted we are to join the Perot Systems team, I’d like to present Dell with a gift. First, though, I ought to explain to all of you here at Dell that for my Dad, there’s a special fondness for the Perot Systems as a symbol of his deep conviction that for a business to find great leaders, you have to go find them, one at a time. As the saying goes, eagles don’t flock.
So, Michael, as a tribute to you and your company, I’d like to present you this gift . . .
Special Note:
The description contained in this document is neither an offer to purchase nor a solicitation of an offer to sell securities. The planned tender offer described in this document has not commenced. At the time the planned tender offer is commenced, Dell will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), and Perot Systems will file a solicitation/recommendation statement on Schedule 14D-9, with respect to the planned tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before making any decision to tender securities in the planned tender offer. Those materials will be made available to Perot Systems’ stockholders at no expense to them. In addition, all of those materials (and all other tender offer documents filed with the SEC) will be made available at no charge on the SEC’s website: www.sec.gov.
Forward-looking Statements:
Statements in this document that relate to future results and events are forward-looking statements based on Perot Systems’ current expectations. Actual results and events in future periods may differ materially from those expressed or implied by these forward-looking statements because of a number of risks, uncertainties and other factors. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; statements regarding the ability to complete the transaction considering the various closing conditions; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Investors and stockholders are cautioned not to place undue reliance on these forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of Perot Systems’ stockholders will tender their stock in the offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, licensees, other business partners or governmental entities; other business effects, including the effects of industry, economic or political conditions outside of Perot Systems’ control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in documents filed with the Securities and Exchange Commission by Perot Systems, including the Solicitation/Recommendation Statement to be filed by Perot Systems. Perot Systems assumes no obligation and does not intend to update these forward-looking statements.

3

7.	PEROT SYSTEMS CHIEF EXECUTIVE OFFICER COMMENTS FOR APAC, CHINA & ME
I’d like to welcome you to this special meeting and thank everyone for joining on such short notice. Russell Freeman and [list names of other senior executives] are with us this evening in Plano, which I know is the beginning of the day for many of you.
As I am sure many of you have already heard, we have had a big day and I have some great news to share with you. Perot Systems has agreed to be acquired by a fellow global technology leader, Dell, in a transaction that will be completed by the end of the year.
I’m pleased that we are going to work with a company that understands the global services and value we provide, and this relationship will only serve to enhance our worldwide capabilities and expand our business to even more locations.
I would like to take some time to let everyone listen to some of the remarks from the Town Hall at the Plano campus in Texas earlier today, including comments from Mr. Perot, Ross Perot Jr., Michael Dell and myself so that you can take in some of the enthusiasm and excitement about Perot Systems’ future with Dell.
If you feel that we did not fully address your concerns, please check back on the TRAIN site, where many of the details regarding this new endeavor will be posted, and a form application is being created for our associates to submit additional comments or questions.
[PLAY AUDIO]
Special Note:
The description contained in this document is neither an offer to purchase nor a solicitation of an offer to sell securities. The planned tender offer described in this document has not commenced. At the time the planned tender offer is commenced, Dell will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), and Perot Systems will file a solicitation/recommendation statement on Schedule 14D-9, with respect to the planned tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before making any decision to tender securities in the planned tender offer. Those materials will be made available to Perot Systems’ stockholders at no expense to them. In addition, all of those materials (and all other tender offer documents filed with the SEC) will be made available at no charge on the SEC’s website: www.sec.gov.
Forward-looking Statements:
Statements in this document that relate to future results and events are forward-looking statements based on Perot Systems’ current expectations. Actual results and events in future periods may differ materially from those expressed or implied by these forward-looking statements because of a number of risks, uncertainties and other factors. All statements other than statements of historical fact are

1

statements that could be deemed forward-looking statements, including the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; statements regarding the ability to complete the transaction considering the various closing conditions; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Investors and stockholders are cautioned not to place undue reliance on these forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of Perot Systems’ stockholders will tender their stock in the offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, licensees, other business partners or governmental entities; other business effects, including the effects of industry, economic or political conditions outside of Perot Systems’ control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in documents filed with the Securities and Exchange Commission by Perot Systems, including the Solicitation/Recommendation Statement to be filed by Perot Systems. Perot Systems assumes no obligation and does not intend to update these forward-looking statements.

2

8.	LETTER FOR PEROT SYSTEMS CLIENTS W/O CE’S
Dear Perot Systems Client,
As you may have heard, Dell is acquiring Perot Systems. Naturally, you’ll want to know what this means for you — and I’d like to take this opportunity to share some more information about this change.
The first and most important thing you should know is that we will continue to provide you the quality service that you have come to expect from Perot Systems.
Perot Systems and Dell expect to complete the acquisition by the end of the year. Many of the important aspects of our company and culture will remain the same: the Client Executive and individuals that currently support your company on a daily basis will remain the same; our headquarters will remain in Plano, Texas; our CEO, Peter Altabef, will retain his position and report to Dell’s CEO; our senior leadership and organization will remain in place; and our chairman, Ross Perot Jr., will join Dell’s board.
Dell is seeking to expand its business, not limit it. We — and you — will get the best of both worlds once this acquisition is completed: Access to all the outstanding products and services that have made Dell a recognized name worldwide, while we continue to provide you the technology solutions and services that you judge best suited for your [company, government agency, organization, as appropriate], regardless of who provides the hardware.
Dell and Perot Systems are both profitable companies, with a history of working together, and share a strategic vision and common corporate values. Our respective strengths complement each other so well that Dell acquired Perot Systems as part of its strategy to grow its application and information services business.
[Insert closing tailored paragraph by business units, including info on who to contact for additional information.]
We look forward to continuing to work with you.
Sincerely,
[Perot Systems business unit leader]
Special Note:
The description contained in this letter is neither an offer to purchase nor a solicitation of an offer to sell securities. The planned tender offer described in this letter has not commenced. At the time the planned tender offer is commenced, Dell will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), and Perot Systems will file a solicitation/recommendation statement on Schedule 14D-9, with respect to the planned tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the

1

solicitation/recommendation statement will contain important information that should be read carefully before making any decision to tender securities in the planned tender offer. Those materials will be made available to Perot Systems’ stockholders at no expense to them. In addition, all of those materials (and all other tender offer documents filed with the SEC) will be made available at no charge on the SEC’s website: www.sec.gov.
Forward-looking Statements:
Statements in this letter that relate to future results and events are forward-looking statements based on Perot Systems’ current expectations. Actual results and events in future periods may differ materially from those expressed or implied by these forward-looking statements because of a number of risks, uncertainties and other factors. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; statements regarding the ability to complete the transaction considering the various closing conditions; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Investors and stockholders are cautioned not to place undue reliance on these forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of Perot Systems’ stockholders will tender their stock in the offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, licensees, other business partners or governmental entities; other business effects, including the effects of industry, economic or political conditions outside of Perot Systems’ control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in documents filed with the Securities and Exchange Commission by Perot Systems, including the Solicitation/Recommendation Statement to be filed by Perot Systems. Perot Systems assumes no obligation and does not intend to update these forward-looking statements.

2

9.	PEROT SYSTEMS CLIENT CALLS
•	As you may have heard, Dell is acquiring Perot Systems. Naturally, you’ll want to know what this means for you — and I’d like to take this opportunity to share some more information about this change.

•	The first and most important thing you should know is that we will continue to provide you the quality service that you have come to expect from Perot Systems.

•	Perot Systems and Dell expect to complete the acquisition by the end of the year. The outcome will be an even stronger company with a diversified services offering that is well positioned to become a global technology leader.

•	Many of the important aspects of our company and culture will remain the same: the Client Executive and individuals that currently support your company on a daily basis will remain the same; our CEO, Peter Altabef, will retain his position and report to Dell’s CEO; our senior leadership and organization will remain in place; and our chairman, Ross Perot Jr., will join Dell’s board.

•	Dell is seeking to expand its business, not limit it. We — and you — will get the best of both worlds once this acquisition is completed: Access to all the outstanding products and services that have made Dell a recognized name worldwide, while we continue to provide you the technology solutions and services that you judge best suited for your [company, government agency, organization, as appropriate].

•	Dell and Perot Systems are both profitable companies with a history of working together, and share a strategic vision and common corporate values. Our respective strengths complement each other so well that Dell acquired Perot Systems as part of its strategy to grow its application and information services business.

•	We look forward to continuing to work with you. I am committed to keeping you as up to date as possible, and please do not hesitate to contact me if you have any questions.

•	Thank you,

•	[Client Contact]
Special Note:
The description contained in this document is neither an offer to purchase nor a solicitation of an offer to sell securities. The planned tender offer described in this document has not commenced. At the time the planned tender offer is commenced, Dell will file a tender offer statement on Schedule TO with the

1

Securities and Exchange Commission (the “SEC”), and Perot Systems will file a solicitation/recommendation statement on Schedule 14D-9, with respect to the planned tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before making any decision to tender securities in the planned tender offer. Those materials will be made available to Perot Systems’ stockholders at no expense to them. In addition, all of those materials (and all other tender offer documents filed with the SEC) will be made available at no charge on the SEC’s website: www.sec.gov.
Forward-looking Statements:
Statements in this document that relate to future results and events are forward-looking statements based on Perot Systems’ current expectations. Actual results and events in future periods may differ materially from those expressed or implied by these forward-looking statements because of a number of risks, uncertainties and other factors. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; statements regarding the ability to complete the transaction considering the various closing conditions; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Investors and stockholders are cautioned not to place undue reliance on these forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of Perot Systems’ stockholders will tender their stock in the offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, licensees, other business partners or governmental entities; other business effects, including the effects of industry, economic or political conditions outside of Perot Systems’ control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in documents filed with the Securities and Exchange Commission by Perot Systems, including the Solicitation/Recommendation Statement to be filed by Perot Systems. Perot Systems assumes no obligation and does not intend to update these forward-looking statements.

2